The business combination described in this press release involves securities of Japanese companies. The business combination is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Ryoyo Electro Corporation and Ryosan Company, Limited assume no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

[Translation]

May 15, 2023

Dear Sirs,

Company	Ryoyo Electro Corporation
Representative	Representative Director, President	Moritaka Nakamura
(Code number: 8068 TSE Prime)
Contact	Executive Officer, General Manager of Administration Division	Masayuki Takahashi
(Telephone number: 03-3543-7711)

Company	Ryosan Company, Limited

Representative	Representative Director, President	Kazuhiko Inaba
(Code number: 8140 TSE Prime)
Contact	Executive Officer, General Manager of Planning Division	Norihiko Takahashi
(Telephone number: 03-3862-3816)

Notice of Execution of a Memorandum of Understanding for Management Integration between Ryoyo Electro Corporation and Ryosan Company, Limited

Ryoyo Electro Corporation (“Ryoyo Electro”) and Ryosan Company, Limited (“Ryosan”; Ryoyo Electro and Ryosan are, collectively, referred to as the “Companies”) hereby announce that their respective boards of directors adopted resolutions to reach a basic agreement in order to realize the integration of their management (“Management Integration”) at their respective board of directors’ meetings held today, and the Companies entered into a memorandum of understanding (“MOU”) in connection therewith.

1.               Background and purpose of the Management Integration

(1)              Background of the Management Integration

Ryoyo Electro is an electronics trading company selling “semiconductors and devices” and offering “ICT and solutions” in its business domain. Ryoyo Electro sells products and provides associated services to electronic equipment manufacturers and users in Japan and overseas. It endeavors to realize its vision of becoming “a company that provides the best solutions for our customers’ issues and problems in a faster and better manner than anyone else..” By leveraging its wide range of upstream and downstream contacts in the supply chain and taking advantage of the market needs, as obtained from end users, Ryoyo Electro expands its relationships with upstream electronics manufacturers; also, by creating unique solutions that combine product, technology and services, it is developing a business model that circulates information and value throughout the supply chain.

[Translation]

Ryosan is a trading company specializing in the sale of semiconductor and electronic components in its device business and IT equipment in its solutions business. It sells products, such as electronic equipment, to manufacturers in Japan and overseas. Ryosan aims to become a “company that creates confidence and the best fit for society in the electronics domain.” It positioned the innovation of its business model, supplier networks and sales channels as pillars of growth. Ryosan is proceeding with the “promotion of the diversification of its portfolio” through extensive commercial rights acquisitions and channel reform, “deepening its local businesses in the Greater China” through collaboration with local investees, “benefiting from advanced investment products and new investment,” “investing in business transformation”, such as entry into new businesses, including manufacturing based on customer needs, “streamlining existing businesses” by utilizing various digital technologies and “developing business infrastructure”, such as management information development, education, risk management and governance.

As described above, the Companies operate as trading companies in the electronics domain. The environment surrounding the electronics trading industry is undergoing significant changes due to rapid increase in the use of new technologies, with the acceleration of IoT and digital transformation (DX) across society. In line with these changes, the function and role of electronics trading companies is also changing. In addition, while competition among trading companies is intensifying due to the alliances of electronic component manufacturers, such as semiconductor and IT equipment manufacturers, external factors, such as the impact of COVID-19, the supply shortage of semiconductors and other components, geopolitical risk and trends in the financial markets are having a significant impact on the business environment and performance. Electronics trading companies, while having low profitability, are vulnerable to changes in the external environment.

Within this business environment, each of the Companies has considered and implemented various measures, including alliances with other companies, in order to further grow and develop in the future. As part of this process, since approximately the spring of 2022, the Companies have been discussing the possibility of creating business synergies between them, sharing and deepening the understanding of their respective situations and the direction they should be following. As a result, the Companies concluded that building strong partnerships and combining their respective strengths and characteristics would lead to the creation and realization of new growth opportunities for them. In February and March of 2023, Ryoyo Electro acquired some of Ryosan’s shares and currently owns 20.08% of the latter’s voting shares.

Since the acquisition of Ryosan’s shares by Ryoyo Electro, the Companies have worked to vitalize exchanges between them, holding discussions aimed at realizing a wide range of alliances and business synergies. As a result, the Companies have concluded that, in order to improve profitability and operational efficiency to the maximum extent, rather than making separate efforts, it is necessary to aim for the integration of the Companies’ management under the spirit of equality. Hence, the Companies reached an agreement on an MOU.

(2)              Purpose of the Management Integration

Against this background, the Companies will strive to further enhance their corporate values as a new core group of domestic electronics trading companies, maximizing the use of management resources, such as good customer relations and excellent products and solutions that each of the Companies has built up over the years, within a new framework. In light of the fact that there is only a limited overlap between the products handled by the Companies and their customers, the Companies will not only establish a solid management base and improve productivity and management efficiency through expansion of scale, but also promote cross-sales of their respective products and build business models that lead to the creation of new value. The Companies will aim to realize a new vision for electronics trading companies that create solutions and lead to solving problems and concerns their customers and the entire market are facing.

[Translation]

2.               Method of the Management Integration and the Post-Integration Management Framework

Assuming the approval of the Companies’ general meeting of shareholders and that the permissions and approvals of the relevant authorities necessary for the Management Integration are obtained, the Companies are expected to effectuate the Management Integration on or about April 1, 2024. The specific method of the Management Integration and post-integration management framework will be determined before entering into a final agreement on the Management Integration based on the results of discussions and considerations conducted between the Companies as well as future due diligence.

3.               Schedule of Management Integration

Resolution of the board of directors	May 15, 2023 (today)
Entering into the MOU regarding Management Integration	May 15, 2023 (today)
Entering into a final agreement regarding Management Integration	October 2023 (scheduled)
Extraordinary meeting of shareholders (the Companies)	December 2023 (scheduled)
Effective date of the Management Integration	April 1, 2024 (scheduled)

4.               Overview of the Companies

(1) Name	Ryoyo Electro Corporation	Ryosan Company, Limited
(2) Address	1-12-22 Tsukiji, Chuo-ku, Tokyo	2-3-5 Higashikanda, Chiyoda-ku, Tokyo
(3) Name and position of representative	Moritaka Nakamura, Representative Director, President	Kazuhiko Inaba, Representative Director, President
(4) Description of business	1) Sale of semiconductors/devices 2) Sale of ICT products 3) Sale of embedded devices 4) Design, development, and technological support concerning the above 5) Services concerning the above	1) Sale of devices 2) Delivery of solutions
(5) Capital	JPY 13,672,000,000 (As of January 31, 2023)	JPY 17,690, 000,000 (As of March 31, 2023)

[Translation]

(6) Date of incorporation	February 27, 1961			November 18, 1953
(7) Outstanding shares	26,800,000 shares (As of January 31, 2023)			25,000,000 shares (As of March 31, 2023)
(8) Fiscal term	January 31			March 31
(9) Number of employees	Consolidated: 714 Singular: 537 (As of January 31, 2023)			Consolidated: 954 Singular: 598 (As of March 31, 2023)
(10) Major customers	TCL ELECTRONICS (HK) LIMITED			Mitsubishi Electric Corporation
(11) Major trading bank	MUFG Bank, Ltd.			Sumitomo Mitsui Banking Corporation
(12) Major shareholders and shareholding ratio	SHC Corporation		10.49%	Ryoyo Electro Corporation		20.08%
	The Master Trust Bank of Japan, Ltd. (trust account)		10.27%	The Master Trust Bank of Japan, Ltd. (trust account)		12.46%
	Mitsubishi Electric Corporation		7.81%	Sumitomo Mitsui Banking Corporation		4.33%
	Sheep Shokai Co.		2.59%	SUMITOMO LIFE INSURANCE COMPANY		3.67%
	Nippon Life Insurance Company		2.03%	Custody Bank of Japan, Ltd. (trust account)		3.51%
	Ryoyo Electro Employee Stockholder Association		1.53%	Nippon Life Insurance Company		3.14%
	Yoshihisa Shimada		1.05%	MUFG Bank, Ltd.		2.78%
	Yoichiro Ohashi		1.02%	NEC Corporation		2.58%
	Ken System Co., Ltd.		0.99%	NORTHERN TRUST CO. (AVFC) RE NON-TREATY CLIENTS ACCOUNT		2.42%
	Mars Group Holdings Corporation		0.99%	City Index 11 Co., Ltd.		2.24%
	(As of January 31, 2023)			(As of March 31, 2023)
(13) Relationship between the Companies

As of today, Ryoyo Electro owns 20.08% of the total number of Ryosan’s outstanding shares (excluding treasury stock) and is its largest major shareholder. Ryosan is an equity-method affiliate of Ryoyo Electro and a related party.

There are no significant personal or business relationships.

(14) Financial position and operating results for the last three fiscal years (Units: 1 million yen, except as otherwise noted.)
	Ryoyo Electro Corporation (Consolidated)			Ryosan Company, Limited (Consolidated)
Fiscal period	January 2021	January 2022	January 2023	March 2021	March 2022	March 2023
Net assets	37,992	42,309	44,725	89,609	94,724	102,731
Gross assets	59,336	72,652	88,409	148,087	190,548	188,188
Net assets per share (JPY)	2,188.90	2,130.47	2,213.66	3,824.82	4,043.20	4,383.09
Sales volume	95,792	112,099	129,912	219,884	272,647	325,657
Operating profit	1,266	2,258	4,693	4,628	8,857	15,423
Current profit	905	2,400	4,477	5,122	8,085	13,361
Current net profit attributable to owners of the parent company	806	1,873	3,056	4,586	5,359	9,224
Net profit per share (JPY)	35.19	103.94	151.46	195.78	228.75	393.70
Dividend per share (JPY)	180	120	110	100	120	165

[Translation]

5.                Future Outlook

The Management Integration is expected to have a minor impact on Ryoyo Electro’s and Ryosan’s consolidated results for the fiscal year ending January 2024 and March 2024, respectively. The Companies will promptly inform you of any matters that should be disclosed in the future.

End

- 5 -